Direct Line: (212) 859-8689 Fax: (212) 859-4000 joshua.wechsler@friedfrank.com

June 19, 2018

VIA EMAIL AND EDGAR

Jay Williamson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc. Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 File No: 333-224296

Dear Mr. Williamson:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below is the Company’s response to the comment from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone call on June 12, 2018, with respect to the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on June 7, 2018 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comment below with the response to the comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

1.	We note your response to prior comment #3. Please tell us in correspondence what the EBITDA metrics would be if you did not exclude subordinated debt from these calculations. In addition, please explain how the metric is an appropriate measure for assessing the risks of the Company’s investments. It is unclear, for example, how EBITDA metrics, particularly ones that exclude substantial amounts of indebtedness, relate to the issuer’s ability to repay principal, particularly if the loans are non-amortizing. To the extent that the portfolio EBITDA metrics are significantly different from the way your competitors present them, please ensure you include prominent clarifying language disclosure when you present your metrics. Please advise or revise as appropriate.

Further to the Company’s discussion with the Staff on June 15, 2018, the Company proposes to include the revised disclosure presented below in any prospectus supplement, as well as future periodic reports the Company files with the SEC under the Exchange Act.

Regarding the investments of the Company, the Company will include the following disclosure:

“As of March 31, 2018, the weighted average yield of our total portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.), at amortized cost and fair value (both of which include interest income and amortization of fees and discounts), was 11.1% and 11.7%, respectively. The weighted average yield of our portfolio investments does not represent the total return to the Company’s stockholders because it does not reflect our expenses and the sales load, if any, paid by investors.

For a particular portfolio company, we calculate the level of contractual indebtedness net of cash (“net debt”) owed by the portfolio company and compare that amount to measures of cash flow available to service the net debt. To calculate net debt, we include debt that is both senior and pari passu to the tranche of debt owned by us but exclude debt that is legally and contractually subordinated in ranking to the debt owned by us. We believe this calculation method assists in describing the risk of our portfolio investments, as it takes into consideration contractual rights of repayment of the tranche of debt owned by us relative to other senior and junior creditors of a portfolio company. We typically calculate cash flow available for debt service at a portfolio company by taking net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”) for the trailing twelve month period. As of March 31, 2018, the weighted average net debt to EBITDA ratio of our portfolio companies was 5.1 times. Weighted average net debt to EBITDA is weighted based on the fair value of our debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where net debt to EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

For a particular portfolio company, we also calculate the level of contractual interest expense owed by the portfolio company, and compare that amount to EBITDA (“interest coverage ratio”). We believe this calculation method assists in describing the risk of our portfolio investments, as it takes into consideration contractual interest obligations of the portfolio company. As of March 31, 2018, the weighted average interest coverage ratio was 2.3 times. Weighted average interest coverage is weighted based on the fair value of our performing debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where interest coverage may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

Median EBITDA is based on our debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where net debt to EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the reported end date. Statistics of the portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.”

Regarding the investments of the Senior Credit Fund, the Company will also include the following disclosure:

“For a particular portfolio company of the Senior Credit Fund, we calculate the level of contractual indebtedness net of cash (“net debt”) owed by the portfolio company, and compare that amount to measures of cash flow available to service the net debt. To calculate net debt, we include debt that is both senior and pari passu to the tranche of debt owned by the Senior Credit Fund, but exclude debt that is legally and contractually subordinated in ranking to the debt owned by the Senior Credit Fund. We believe this calculation method assists in describing the risk of the Senior Credit Fund’s portfolio investments, as it takes into consideration contractual rights of repayment of the tranche of debt owned by the Senior Credit Fund relative to other senior and junior creditors of a portfolio company. We typically calculate cash flow available for debt service at a portfolio company by taking net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”) for the trailing twelve month period.

For a particular portfolio company of the Senior Credit Fund, we also calculate the level of contractual interest expense owed by the portfolio company, and compare that amount to EBITDA (“interest coverage ratio”). We believe this calculation method assists in describing the risk of the Senior Credit Fund’s portfolio investments, as it takes into consideration contractual interest obligations of the portfolio company.

Median EBITDA is based on the Senior Credit Fund’s debt investments.

Portfolio company statistics are derived from the most recently available financial statements of each portfolio company of the Senior Credit Fund as of the respective reported end date. Statistics of the Senior Credit Fund’s portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.”

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Edward Welch at (212) 859-8313.

Sincerely, /s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Neena Reddy (Goldman Sachs Asset Management, L.P.)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

Geoffrey R.T. Kenyon (Dechert LLP)

Thomas J. Friedmann (Dechert LLP)

William J. Tuttle (Dechert LLP)